November 13, 2017

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	SenesTech, Inc. (the “Company”)
Acceleration Request for Registration Statement on Form S-1, filed on November 8, 2017 (File No. 333-221433)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on Wednesday, November 15, 2017, or at such other time as the Company may request by telephone to the Securities and Exchange Commission. The Company authorizes Chris Hall and Jared Forsgren, each at Perkins Coie LLP, counsel to the Company, to make any such request on its behalf.

Sincerely,

SENESTECH INC.

/s/ Thomas C. Chesterman

Name:	Thomas C. Chesterman
Title:	Chief Financial Officer